Exhibit 99.1

Borr Drilling Limited – Grant of Restricted Stock Units and Share Options

Bermuda, November 17, 2023: The Board of Directors of Borr Drilling Limited (the "Company") (OSE and NYSE "BORR") has today resolved to grant 112,780 Restricted Stock Units (each, a “RSU”) to its Directors, and 2,100,000 share options (each, an “Option”) under the Company’s approved share option scheme to certain of its employees.

Each RSU represents one share in the Company. The RSUs will vest in full on September 30, 2024, and will be conditional on continuing to serve as a Director of the Company at the date of vesting. The RSUs will be settled through issuance of shares in the Company.

Each Option gives the right to subscribe for one share in the Company. The Options will have a strike price of $6.65 and will vest equally over a three year period commencing on March 1, 2025. The Options will expire five years from the date of grant.

Persons discharging managerial responsibilities (“PDMRs”), as defined by the (EU) Market Abuse Regulation, have been granted and accepted the following RSUs and Options:

•	Tor Olav Troim – Chaiman of the Board – 22,556 RSUs
•	Kate Blankenship – Director – 22,556 RSUs
•	Neil Glass – Director – 22,556 RSUs
•	Dan Rabun – Director – 22,556 RSUs
•	Jeffrey Currie – Director – 22,556 RSUs
•	Magnus Vaaler – Chief Financial Officer – 300,000 Options

Please see the attached form of notification and public disclosure by the PDMRs.

This information is subject to the disclosure requirements in article 19 of the Regulation (EU) 596/2014 (the Market Abuse Regulation) and section 5-12 of the Norwegian Securities Trading Act.